Filed pursuant to Rule 433
                                                           File No. 333-137215
Preliminary Term Sheet dated October 25, 2007.
(To Prospectus dated September 8, 2006, and to Product Supplement SP-2, dated August 6, 2007)
This Preliminary Term Sheet consists of 3 pages.

                         Hartford Life Insurance Company
                      Principal Protected Medium-Term Notes

The description in this preliminary term sheet is of the particular terms of the series of principal protected medium-term notes we anticipate offering on or about October 25, 2007. This preliminary term sheet supplements the description of the general terms and provisions of the notes set forth in the Prospectus dated September 8, 2006, and the Product Supplement SP-2 dated August 6, 2007, both of which are hereby incorporated by reference. If the notes described herein are issued, we will file a pricing supplement with the Securities and Exchange Commission as of the Trade Date.

      Anticipated Terms of Equity Indexed Notes due November 19, 2012

CUSIP Number:                     4165X2BA3
Series Number:                    407481
Trade Date:                       November 14, 2007
Issuance Date:                    November 19, 2007
Stated Maturity Date:             November 19, 2012
Supplemental Payments:            Yes [X]   No [ ]
  Relevant Index:                 S&P 500 Index
  Initial Index Level:            The value of the Relevant Index as of the
                                    close of business on November 14, 2007
  Participation Rate:             100.00%.
  Off-Set Amount:                 None.
  Minimum Supplemental Payment:   None.
  Maximum Supplemental Payment:   $615 per $1,000.
  Index Valuation Date(s):        The 14th day of each month, starting on
                                    June 14, 2012, and ending on
                                    November 14, 2012.
Interest Rate, if any:            None.
  Interest Payment Frequency:     N/A
  Initial Interest Payment Date:  N/A
  Day Count Convention:           N/A
Price to Public:                  100%
Agent's Discount:                 2.50%

Optional Redemption:              Yes [ ]   No [X]
   Optional Redemption Date(s):   N/A
   Initial Redemption Percentage: N/A
   Annual Percentage Reduction:   N/A
   Redemption may be:             [ ] In whole only.
                                  [ ] In whole or in part.

The Survivor's Option:            [ ] will be  [X] will not be available.
   Annual Put Limitation:         N/A
   Individual Put Limitation:     N/A
   Series Put Limitation:         N/A

Securities Exchange Listing:      None.

Specified Currency:               U.S. Dollars

Authorized Denominations:         $1,000 integral amounts.

Calculation Agent:                Bear, Stearns & Co. Inc. or
                                  Hartford Life Insurance Company

Other Provisions Relating
   to the Notes:                  None.

Special Tax Considerations: We will specify in the pricing supplement the "comparable yield" on the notes described above. We currently expect that the comparable yield will be approximately 4.39%, compounded annually. If this is the final "comparable yield," it would result in a "projected payment schedule," per $1,000 of a Note, of a single payment of $1,239.65 at maturity. The table below shows the OID that will accrue each year, based on this estimated information. The amount in the center column reflects the total interest amount a calendar year taxpayer who purchases and holds a $1,000 note to maturity would generally include in his or her taxable income each year. At maturity, however, if the actual Supplemental Payment exceeds the projected Supplemental Payment, the excess would be included in income for the year of maturity. Conversely, if the actual Supplemental Payment were less than the projected Supplemental Payment, the difference generally would be an ordinary loss in that year, to the extent of previous income inclusions under the note, and the balance generally would be a capital loss.

       CALENDAR YEAR      ACCRUED OID PER     TOTAL ACCRUED OID PER $1,000
                            $1,000 NOTE           NOTE THROUGH YEAR-END
-------------------------------------------------------------------------------
        2007 (from 10/29)      $ 5.13                     $  5.13
            2008               $44.16                     $ 49.29
            2009               $46.06                     $ 95.35
            2010               $48.09                     $143.44
            2011               $50.16                     $193.60
        2012 (to 10/29)        $46.05                     $239.65

Neither the comparable yield nor the projected payment schedule constitutes a representation by us of the actual amount that we will pay on the notes. You are urged to review carefully the section entitled "Additional Material United States Federal Income Tax Considerations" in Product Supplement SP-2 dated August 6, 2007, and consult your tax adviser regarding your particular circumstances.


Agents: Bear, Stearns & Co. Inc.; A.G. Edwards & Sons, Inc.; Banc of America Securities LLC; Charles Schwab & Co., Inc.; Citigroup; Fidelity Capital Markets Services, a division of National Financial Services, LLC; Janney Montgomery Scott LLC; Merrill Lynch & Co.; Morgan Keegan & Company, Inc.; Morgan Stanley; NatCity Investments, Inc.; Raymond James; RBC Dain Rauscher, Inc.; Robert W. Baird & Co. Incorporated; Scott & Stringfellow, Inc.; UBS Investment Bank; Wachovia Securities

             INFORMATION PERTAINING TO THE RATINGS OF THE NOTES

It is anticipated that, as of November 19, 2007, the Notes will be rated by the indicated rating agencies as follows:

            Standard & Poor's:  AA-
            Moody's:            A1
            Fitch:              AA-
            A.M. Best:          a+

                       SUPPLEMENTAL PAYMENT ILLUSTRATION

The following table illustrates the Supplemental Payment that would be made on the Maturity Date assuming the Index Return, reflecting the Ending Index Level, is as listed in the first column. The table reflects the minimum Participation Rate for the series of Notes described on the first page of this term sheet for the series of Notes described herein.


                                          SUPPLEMENTAL
                                            PAYMENT
                      INDEX RETURN X      SUBJECT TO         TOTAL MATURITY
                    PARTICIPATION RATE   MAXIMUM RETURN          PAYMENT
   INDEX RETURN         (100.00%)       (PER $1,000 NOTE)   (PER $1,000 NOTE)
-------------------------------------------------------------------------------
        80%                80%               $615.00            $1,615.00
        70%                70%               $615.00            $1,615.00
        60%                60%               $600.00            $1,600.00
        40%                40%               $400.00            $1,400.00
        20%                20%               $200.00            $1,200.00
        10%                10%               $100.00            $1,100.00
         5%                 5%               $ 50.00            $1,050.00
         0%                 0%                  $0              $1,000.00
        -5%                 0%                  $0              $1,000.00
       -10%                 0%                  $0              $1,000.00
       -20%                 0%                  $0              $1,000.00
       -40%                 0%                  $0              $1,000.00
       -60%                 0%                  $0              $1,000.00
       -80%                 0%                  $0              $1,000.00


This table is illustrative only. See the Product Supplement SP-2 described above for a more detailed description of the methodology for computing the amounts in this table.

                             ADDITIONAL INFORMATION

The Prospectus and the Product Supplement SP-2 referred to below are both available on the SEC Website as follows:

Product Supplement SP-2 dated August 6, 2007:
HTTP://WWW.SEC.GOV/ARCHIVES/EDGAR/DATA/45947/000093041307006464/C49564_424B5.TXT

Prospectus dated September 8, 2006:
HTTP://WWW.SEC.GOV/ARCHIVES/EDGAR/DATA/45947/000093041306006622/0000930413-06-
006622-INDEX.HTM

We have filed a registration statement (including the Prospectus and the Product Supplement SP-2) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the Prospectus in that registration statement and other documents we have filed with the SEC (including the Product Supplement SP-2) for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, we, any underwriter or any dealer participating in the offering will arrange to send you the Prospectus (including the Product Supplement SP-2). You may also request these documents by calling Bear, Stearns & Co. Inc. toll free at 1-866-803-9204.